September 20, 2024

Yongcheng Yang
Chief Financial Officer
China Green Agriculture, Inc.
Third floor, Borough A, Block A. No. 181, South Taibai Road
Xi   an, Shaanxi Province, PRC 710065

        Re: China Green Agriculture, Inc.
            Form 10-K for the Fiscal Year Ended June 30, 2023
            Response dated August 29, 2024
            File No. 001-34260
Dear Yongcheng Yang:

       We have reviewed your August 29, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 6, 2024 letter.

Form 10-K for the Fiscal Year Ended June 30, 2023
Part I, Item 1. Business, page 1

1. We note your response to comment 5. Please clearly disclose how you will refer to the holding company, subsidiaries, and VIEs in future filings.
2. We note your response to comment 7. Please elaborate further on why you believe that you, your subsidiaries and the VIEs are not subject to CSRC regulations. Please also further discuss the consequences to you and risks to your investors if you inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
3. We note your response to comment 8. Please disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and disclose the direction of transfer. Quantify
 September 20, 2024
Page 2

       any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
       Finally, please further discuss the impact of SAFE and PRC controls on the conversion of
       RMB into foreign currencies and the remittance of currencies out of the PRC on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
4. We note your response to comment 9. Please revise your summary of risk factors to discuss the risks stemming from your contractual arrangements with the VIE, and from the impact on your liquidity of SAFE and PRC controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Please also specifically discuss risks arising from rules and regulations in China changing quickly with little advance notice.
General

5. We note your response to comment 13. Please create an Enforceability of Civil Liabilities section, separate from and in addition to your risk factor, for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in the PRC.
       Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Robert Zepfel, Esq.